

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

<u>Via E-mail</u>
Rogerio Vivaldi Coelho
Chief Executive Officer
245 First Street
Suite 1800
Cambridge, MA 02142

> **Re: Minerva Neurosciences, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted Confidentially on February 14, 2014**
> **CIK No. 0001598646**

Dear Mr. Coelho:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

2. We note that you intend to request confidential treatment for portions of information contained in your exhibits. If you have not done so, please submit your application for confidential treatment as soon as possible so that we may begin our review of your request. Any staff comments to your application will be sent separately from comments to your draft registration statement.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 10

4. Please add a risk factor regarding foreign currency exchange risk in connection with your operations in Europe.

5. You disclose your plan to initially conduct further clinical trials in Europe and that intend to put off any clinical trials in the United State until 2015. Accordingly, please also discuss here any risks to your product development and domestic commercialization strategy from conducting trials outside of the United States. For example, you should address the possibility that the FDA may not accept the results of such trials and how such lack of acceptance could impact the regulatory approval process.

"We plan to use potential future operating losses . . .," page 12

6. We refer to your disclosure on page 69 under the caption "Net Operating Losses and Carryforwards." Please expand this risk factor so that it includes all of the material information about your net operating loss carryforwards that you have provided on page 69. For example:

   • Please quantify your net operating loss carryforwards as of the most recent practicable date;
   • Briefly describe why you may be subject to Section 382 limitations, specifying the transactions that might trigger an ownership change;
   • State the likelihood that an ownership change occurred for purposes of Section 382; and
   • If practicable, estimate the reduction on your available NOL carryforwards if Section 382 were triggered. If the entire amount of NOL carryforwards is at risk, please state as much.

"We are heavily dependent on the success of our two lead product candidates . . ., page 12"

7. Please refer here to the comprehensive discussion beginning on page 117 of the process for regulatory approval in the European Union and the FDA.

8. You state in the risk factor entitled "Our disclosure controls and procedures may not prevent . . ." that you have historically operated without full time employees. If your executive

officers devote less than full time to the operation of your business, please add a separate risk factor with this information, and include how many hours per week they devote to the business.

"If we are unable to obtain or protect intellectual property rights . . .," page 38

9. Please expand this risk factor to identify the licenses material to your business that give you the right to prepare, file and prosecute patent applications, and which licenses do not give you such rights.

"We may become involved in lawsuits to protect or enforce our patents…," page 40
"We may not be able to protect our intellectual property rights…," page 42
"Obtaining and maintaining our patent protection depends on compliance . . .," page 42

10. If you are aware or have experienced any challenges or infringements to your rights, or situations of material noncompliance with governmental rules regarding the patent process as described in these risk factors, as applicable, please so disclose.

Special Note Regarding Forward-Looking Statements, page 49

11. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page 50 that you "have not independently verified any third-party information" could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 66
Contractual Arrangements, page 74

12. Here and on pages 109-110, please expand your descriptions of the license agreements related to MIN-101, MIN-117, and MIN-202 to describe the duration of each license agreement.

Fair Value of Common Stock, page 79

13. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since December 20, 2013 through the date of effectiveness.

Business, page 85
Our Pipeline, page 90

14. Please include in your disclosure a brief discussion of the importance and use of statistical significance in preclinical and clinical trial analytics. Please also provide an explanation of "p-values" in layman's terms and put this terminology in context by explaining why p-values of .05 or less would be viewed as statistically significant.

15. When you first describe the mechanism(s) of action for your pipeline compounds, please revise so that your discussion and use of technical terminology is sufficiently comprehensible to lay investors. By way of example only:

   • When you discuss the properties of MIN-101 as "an antagonist of 5-HT2A and sigma2 receptors," you should briefly explain this terminology, the significance of the 5-HT2A and sigma2 receptors and the biochemical effect and cellular response of these antagonists binding with the specified receptors; and

   • When you discuss the differentiating attributes of MIN-301, you should briefly explain what a recombinant protein is, how MIN-301 "activates" ErbB4 target and describe the cellular response, the significance of ErbB4, and how activation of ErbB4 results in neurological effects.

16. Please revise to specify, as applicable, the specific quantitative primary and secondary endpoints of all of the trials discussed, and compare that to actual results observed.

17. In the illustrative charts appearing throughout your Business section to describe results of trials, please revise to ensure that the reader has a clear idea of the meaning and significance of the units of measurement employed. For example:

   • On pages 94 and 95, the vertical axes of your graphs denote "changes from baseline" but it is not readily apparent what these units of change represent or how to put total score decreases on the PANSS scale in their proper context; and

   • On page 96, it is not clear what the acronym "PCP" stands for, nor is the scale of social interaction upon which test subjects were presumably measured ever defined.

18. We note that your Phase IIa clinical trial of MIN-101 "was not powered to achieve statistically significant results." Yet, you go on to state that "statistical significance was reached in both the PPC and the FAS for the 5 [factor] negative score" and that the "3 factor negative scores were nearly statistically significant." Please revise to reconcile these statements and explain how not powering the trial for statistical significance bears on the weight to which investors should attach to your observations of statistical significance and near-statistical significance. In addition, you should explain the extent to which you may

rely on these results in your regulatory filings to support claims of statistically significant treatment effects.

19. Similarly, we note your discussion on page 100 of "statistically significant improvements" observed in a Phase I study if MIN-117. As Phase I studies are not customarily powered for statistical significance, please clarify the appropriateness of your discussion of it here.

20. Where your clinical trials were powered for statistical significance or where you observed either statistical significance or near-statistical significance, please disclose the respective sample size of trial subjects.

21. On page 93, please revise to explain the meaning and significance of "per protocol" and "full analysis" sets and why you have chosen to present charts illustrating clinical results for PPC and not also FAS.

22. On page 95, please disclose the cardiac events that occurred in the MIN-101 subjects.

23. In addition, on page 95 please explain the meaning and significance of QT/QTc prolongation and specifically differentiate the rates exhibited by the MIN-101 and placebo group.

24. On page 96, please specifically describe the "other reasons" MTPC decided to discontinue development of MIN-101 of which you are aware and which you have not articulated.

25. We note your intention to conduct a "confirmatory" Phase IIb clinical trial for MIN-101 in 2014, as well as plans to initiate a Phase II clinical trial in 2014 for MIN-117 which you hope will serve as one of three planned "pivotal trials." As it is more typical for Phase III trials to serve as pivotal or confirmatory trials for determining efficacy and safety, please address in your disclosure whether your development strategy is customary and whether relying on a Phase II trial, rather than a Phase III trial, as the basis for marketing approval from regulatory authorities poses any difficulties or challenges.

26. Please define the abbreviation MPTP in the first instance you use it, on page 107, in the context of MIN-301.

Competition, page 110

27. For all competing products described on pages 111-12, please disclose the manufacturer.

Government Regulation and Product Approval, page 117

28. Throughout your prospectus, you indicate that all clinical trials must be designed, conducted and performed in accordance with applicable regulatory requirements and ethical principles. Please provide more detail in this section regarding the "ethical principles" you must satisfy while conducting clinical trials.

Management, page 133

29. Please describe the business experience of Marc Beer from 2009 through 2010.

Description of Capital Stock, page 155
Forum, page 156

30. We note your disclosure entitled Forum on page 156. Please disclose that although you will provide a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Exhibit Index

31. Please file the following agreements as exhibits to your registration statement:

- Agreement and Plan of Merger dated November 12, 2013 between Sonkei Pharmaceuticals and Cyrenaic Pharmaceuticals;
- The acquisition agreement between the company and Mind-NRG;
- The assignment agreement with ProteoSys, pursuant to which Mind-NRG acquired the rights to MIN-301;
- The common stock purchase agreement dated February 12, 2014 with JJDC;
- Promissory Notes sold by the Company to affiliates of Care Capital and Index Ventures;
- Registration Rights Agreement with JJDC;
- Consulting agreement between the company and Geoff Race dated September 1, 2011 and any amendments thereto;
- Consulting agreement between the company and Remy Luthringer dated January 11, 2011, and any amendments thereto; and
- The 2013 Equity Incentive Plan.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: David W. Pollak
         Morgan Lewis & Bockius LLP
         101 Park Avenue
         New York, NY 10178